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Contacts:

         John Kopchik                       Ann Barkelew
         JJF Acquisition, Inc.              Fleishman-Hillard
         (612) 673-6700                     (612) 337-0354

         Richard Grubaugh
         Beacon Hill Partners
         (212) 843-8500


FOR IMMEDIATE RELEASE

     JJF APPLAUDS TSI MOVE TO "AGGRESSIVELY PURSUE" HIGHER OFFERS

         MINNEAPOLIS, July 21, 1999 --JJF Acquisition, Inc.(JJF), a firm headed by John J. Fauth, announced today that it was extremely pleased with the TSI (NASDAQ:TSII) board of directors' announcement on July 16 that the board will be "aggressively pursuing offers of higher value" and that Fauth "will be invited to join in the process."
         "We view TSI's announcement as a positive step in our effort to maximize shareholder value. Relying on that announcement, JJF will be supportive of the company's stated plan to pursue offers of higher value," said Fauth.
         "I have consistently stated that I preferred to acquire TSI in a friendly transaction. I undertook the tender offer because I could not get TSI to negotiate with me," Fauth said. " Now that the board has decided to seek higher bids for the company, I am happy to participate in that process, and I am anxious to have that process not cause any further disruptions to the company than are necessary. I recognize that in relying on the board's announcement that it will take bids, many shareholders would rather wait and not vote for one of the bidders at this time.
         "This does not in any way mean that JJF is discontinuing its efforts to acquire TSI. There has been a significant change in TSI's shareholder base since May 27, the record date for the annual meeting. I think TSI's board recognizes that all TSI shareholders, and the new shareholders in particular, are counting on the board to go forward with a sale and accomplish the board's stated goal of maximizing shareholder value.
         "As TSI's largest individual shareholder with an investment of more than $10 million, I will be intensely interested in the process and fully intend to be a bidder. I am reserving all my rights as a shareholder, including the right to pursue a special meeting of shareholders that might become necessary to keep the focus on a sale of the company. Management assures us we will be participating in a fair process," Fauth said.

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